UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Sportradar Group AG (the “Company”) announced that Carsten Koerl, Chief Executive Officer, pursuant to the terms of a stock trading plan dated December 12, 2023, plans to sell a portion of his holdings of the Company's stock to address tax and other financial planning matters. Following the reporting of the Company's 2023 earnings, Mr. Koerl intends to sell 3.5 million Class A ordinary shares which is equal to 3.7% of his equity position consisting of approximately 93.9 million Class A ordinary shares (presented on an as converted basis). The stock trading plan is in accordance with guidelines specified under Rule 10b5-1 of the Securities and Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2024

SPORTRADAR GROUP AG

By:	/s/ James Gerard Griffin
Name:	James Gerard Griffin
Title:	Chief Financial Officer